SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

                                 Amendment No. 4

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        LEAP WIRELESS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    521863308
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  April 8, 2009
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]
     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 16 Pages)

CUSIP No. 521863308                   13D                  Page 2 of 16 Pages

 ----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                       WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)   SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)   SHARED VOTING POWER
                                                 80,131

OWNED BY       --------------------------------------------------------------

EACH           (9)   SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                                80,131

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                80,131
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                              PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521863308                  13D                  Page 3 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                           -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    808,383
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                           -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    808,383
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                    808,383

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                    1.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                               PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521863308                     13D                Page 4 of 16 pages

 ----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                      Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                           WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              888,514

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              888,514

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              888,514

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              1.3%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                               CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521863308               13D              Page 5 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                     WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                     -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                          3,119,665

EACH           (9)  SOLE DISPOSITIVE POWER
                                                     -0-
REPORTING
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  3,119,665
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  3,119,665
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                  4.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                   PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521863308                   13D                  Page 6 of 16 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,008,179
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,008,179
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON           4,008,179
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                5.7%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 521863308                   13D                  Page 7 of 16 Pages


            The Schedule 13D initially filed on December 21, 2007 and amended by Amendment No. 1 filed on February 7, 2008, by Amendment No. 2 filed on March 13, 2008 and by Amendment No. 3 filed on February 27, 2009 (the "Amended Schedule 13D"), relating to the common stock, par value $.0001 (the "Common Stock"), of Leap Wireless International, Inc. (the "Issuer"), a Delaware corporation whose principal executive offices are located at 10307 Pacific Center Court, San Diego, California 92121, is hereby amended by this Amendment No. 4 to the
Schedule 13D.

             Items 3 and 5 of the Amended Schedule 13D are hereby amended and restated in their entirety as follows (and the remainder of the Amended Schedule 13D shall remain as disclosed and filed on February 27, 2009):

CUSIP No. 521863308               13D              Page 8 of 16 Pages

Item 3.     Source and Amount of Funds and Other Consideration.

            The Reporting Persons expended an aggregate of approximately $139,383,210.07 of investment capital to purchase the 4,008,179 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by the Reporting Persons in commingled margin accounts maintained at UBS Securities LLC, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

            All or part of the shares of Common Stock beneficially owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Owl Creek I, Owl Creek II, Owl Creek Overseas or SRIF. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

CUSIP No. 521863308                     13D                 Page 9 of 16 Pages


Item 5.     Interest in Securities of the Issuer.

            A. Owl Creek I, L.P.

               (a) Aggregate number of shares beneficially owned: 80,131.
Percentage: 0.1% The percentages used herein and in the rest of Item 5 are calculated based upon 69,813,511 shares of Common Stock issued and outstanding as of February 20, 2009 as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2008 filed on February 27, 2009.

               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 80,131
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition: 80,131

               (c) The acquisition/sale dates, number of shares of Common
Stock acquired/sold and the price per share for all transactions by Owl Creek
I in the Common Stock since the last filing of this Schedule 13D, are set forth in Schedule A and are incorporated by reference.

               (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, has the power to direct the affairs of Owl Creek I, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.

               (e) Not applicable.

            B. Owl Creek II, L.P.
               (a) Aggregate number of shares beneficially owned: 808,383
                   Percentage: 1.2%
               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 808,383
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition: 808,383

               (c) The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek II in the Common Stock since the last filing of this Schedule 13D, are set forth in Schedule A and are incorporated by reference.

CUSIP No. 521863308                    13D                 Page 10 of 16 Pages

               (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, has the power to direct the affairs of Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.

               (e) Not applicable.

            C. Owl Creek Advisors, LLC

               (a) Aggregate number of shares beneficially owned: 888,514
                   Percentage: 1.3%
               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 888,514
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition: 888,514

               (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Issuer since the last filing of this Schedule 13D. However, Owl Creek Advisors, LLC is the general partner of Owl Creek I and Owl Creek II, and has the power to direct the affairs of Owl Creek I and Owl Creek
II. The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek I and Owl Creek II in the Common Stock since the last filing of this Schedule 13D, are set forth in Schedule A and are incorporated by reference.

               (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I and Owl Creek II, has the power to direct the affairs of Owl Creek I and Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.

               (e) Not applicable.

            D. Owl Creek Asset Management, L.P.

               (a) Aggregate number of shares beneficially owned: 3,119,665
                   Percentage: 4.5%
               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 3,119,665
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition:
                      3,119,665

               (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Issuer since the last filing of this
Schedule 13D. However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas and SRIF and has the power to direct the investment activities of Owl Creek Overseas and SRIF. The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek Overseas and SRIF in the Common Stock since the last filing of this Schedule 13D, are set forth in Schedule A and are incorporated by reference.

               (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas and SRIF, has the power to direct the investment activities of Owl Creek Overseas and SRIF, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.

CUSIP No. 521863308                    13D                 Page 11 of 16 Pages

              (e)  Not applicable.

       E.  Jeffrey A. Altman

             (a) Aggregate number of shares beneficially owned: 4,008,179
                 Percentage: 5.7%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 4,008,179
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition:
                    4,008,179

             (c) Mr. Altman did not enter into any transactions in the Common Stock of the Issuer since the last filing of this Schedule 13D. The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF in the Common Stock since the last filing of this Schedule 13D, are set forth in Schedule A and are incorporated by reference.

             (d) Not applicable.

             (e) Not applicable.

CUSIP No. 521863308                    13D                Page 12 of 16 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  April 13, 2009

                                 /s/ JEFFREY A. ALTMAN
                                 ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.

CUSIP No. 521863308               13D              Page 13 of 16 pages

                                   Schedule A

                                OWL CREEK I, L.P.


  Date of            Number of shares        Open market/       Price per
Transaction          Purchased/(Sold)     Cross Transaction       share


 3/1/2009                (1,900)                 C               (27.11)
 3/5/2009                 7,100                  O                27.71
3/16/2009                (5,100)                 O               (35.08)
3/17/2009                (1,600)                 O               (34.29)
3/18/2009                (5,500)                 O               (36.57)
3/30/2009                (5,600)                 O               (34.59)
 4/1/2009                (2,400)                 C               (34.87)
 4/7/2009                  (500)                 O               (34.31)
 4/8/2009                (3,300)                 O               (33.97)
 4/9/2009                (5,200)                 O               (34.31)
4/13/2009                (5,100)                 O               (31.61)

CUSIP No. 521863308               13D              Page 14 of 16 Pages

                               OWL CREEK II, L.P.



  Date of            Number of shares        Open market/       Price per
Transaction          Purchased/(Sold)     Cross Transaction       share


3/1/2009                 37,500                  C                27.11
3/5/2009                 66,400                  O                27.71
3/16/2009               (49,900)                 O               (35.08)
3/17/2009               (16,200)                 O               (34.29)
3/18/2009               (50,800)                 O               (36.57)
3/30/2009               (51,900)                 O               (34.59)
 4/1/2009                41,000                  C                34.87
 4/7/2009                (3,900)                 O               (34.31)
 4/8/2009               (33,200)                 O               (33.97)
 4/9/2009               (52,000)                 O               (34.31)
4/13/2009               (53,400)                 O               (31.61)

CUSIP No. 521863308               13D              Page 15 of 16 Pages

                          OWL CREEK OVERSEAS FUND, LTD.

  Date of            Number of shares        Open market/       Price per
Transaction          Purchased/(Sold)     Cross Transaction       share


 3/1/2009               (38,500)                 C               (27.11
 3/5/2009               260,900                  O                27.71
3/16/2009              (197,400)                 O               (35.08)
3/17/2009               (63,300)                 O               (34.29)
3/18/2009              (200,000)                 O               (36.57)
3/30/2009              (191,800)                 O               (34.59)
 4/1/2009               (45,100)                 C               (34.87)
 4/7/2009               (18,100)                 O               (34.31)
 4/8/2009              (124,400)                 O               (33.97)
 4/9/2009              (195,100)                 O               (34.31)
4/13/2009              (200,600)                 O               (31.61)

CUSIP No. 521863308               13D              Page 16 of 16 Pages

              OWL CREEK SOCIALLY RESPONSIBLE INVESTMENT FUND, LTD.

 Date of             Number of shares        Open market/       Price per
Transaction          Purchased/(Sold)     Cross Transaction       share


 3/1/2009                 2,900                  C                27.11
 3/5/2009                 7,300                  O                27.71
3/16/2009                (6,500)                 O               (35.08)
3/17/2009                (1,700)                 O               (34.29)
3/18/2009                (6,000)                 O               (36.57)
3/30/2009                (6,200)                 O               (34.59)
 4/1/2009                 6,500                  C                34.87
 4/7/2009                  (919)                 O               (34.31)
 4/8/2009                (3,900)                 O               (33.97)
 4/9/2009                (5,981)                 O               (34.31)
 4/9/2009                (1,040)                 O               (34.31)
4/13/2009                (6,300)                 O               (31.61)